August 28, 2006

By Facsimile and Federal Express

Ms. Donna Levy
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549

Re:
Hiland Holdings GP, LP
Registration Statement on Form S-1
Filed May 25, 2006, as amended
File No. 333-134491

Dear Ms. Levy:

        On behalf of our client, Hiland Holdings GP, LP (the "Partnership"), we have filed through EDGAR and enclose herewith five courtesy copies of Amendment No. 3 ("Amendment No. 3") to the above-referenced registration statement (the "Registration Statement"). This letter sets forth the Partnership's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its comment letters dated August 25, 2006 (the "Comment Letters") with respect to the Registration Statement and the Partnership's application for confidential treatment. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letters, and set forth below each such comment is the Company's response.

General

  COMMENT:

1.
We note your response to our prior comment 1. We reissue this comment in regard to the underwriting agreement and tax opinion that still need to be filed.

        RESPONSE:    We have filed the form of underwriting agreement and the tax opinion as exhibits to Amendment No. 3.

Vinson & Elkins Attorneys at Law Austin Beijing Dallas Dubal Houston London Moscow New York Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2300 Houston, TX 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

Prospectus Summary

Our Formation, Structure and Management, page 4

  COMMENT:

2.
We note your response and revisions to prior comment 2 and reissue it in part. We note that you say in the first bullet in this section that the general partner will "manage" the operations of Hiland Holdings. Please add a brief statement that describes the control that Mr. Hamm will have over Hiland Holdings and its general partner. Specifically, please state that since Mr. Hamm will directly own 94% of the membership interests of the general partner, he will be able to elect, remove and replace all of the directors and officers of the general partner. Please also state that the general partner may only be removed by the vote of the holders of not less than 66 2/3% of the outstanding units, and that the indirect ownership of more than 33% of the outstanding units by Mr. Hamm gives him the practical ability to prevent its removal. Finally, please state that this control over Hiland Holdings gives Mr. Hamm control of Hiland Partners.

        RESPONSE:    We have revised the Registration Statement accordingly. Please see pages 4 and 5.

Summary Historical and Pro Forma Financial and Operating Data, page 24

  COMMENT:

3.
We note your response to prior comment two in which you state, "The cash generated by Hiland Partners is not in fact reduced by minority interest." Additionally, we note that cash provided by financing activities includes "minority interest cash distribution to unit holders of subsidiaries" which appears to be cash distributions to minority interest holders. The historical payment of cash to minority interest holders appears to reduce cash available for interest payments and distributions to your unit holders. We understand you may consider cash paid to minority interest holders as a financing activity, however, the relationship between minority interest expense and the cash payment of the same seems inseparable for investors evaluating this non-GAAP measure. Accordingly, we continue to be unable to agree with your conclusion that your disclosure of EBITDA before minority interest satisfactorily complies with the provisions of Item 10(c) of Regulation S-K.

RESPONSE:    Pursuant to our telephone conversation on August 29, 2006, we have removed our presentation of EBITDA, before minority interest, from the Summary Historical and Pro Forma Financial and Operating Data and the Selected Consolidated Financial and Operating Data. Please see pages 24 and 73.

Use of Proceeds, page 53

  COMMENT:

4.
Please specifically identify the contributing parties to whom you will distribute the proceeds of the offering. Please also disclose the specific amount to be distributed to each such party. Please include similar disclosure in the summary section.

        RESPONSE:    We have revised the Registration Statement accordingly. Please see pages 7 and 52.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Hiland Holdings GP, LP Credit Facility, page 100

  COMMENT:

5.
Please file the credit facility as an exhibit.

        RESPONSE:    We have filed the credit facility as an exhibit to Amendment No. 3.

Management

Hiland Holdings GP, LP

Directors and Officers of Hiland Partners GP Holdings, LLC, page 133

  COMMENT:

6.
Please provide the dates for the various activities of Messers. Greenwood and Doherty listed in their biographies. Specifically, please say when Mr. Greenwood founded Carnegie Capital LLC, and provide the months when he was an officer with Heritage Propane Partners. For Mr. Doherty, please specify his activities after he left Kaneb Pipe Line in July 2005. If he retired, please so state.

        RESPONSE:    We have revised the Registration Statement accordingly. Please see page 132.

Hiland Holdings GP, LP Long-Term Incentive Plan, page 138

  COMMENT:

7.
Please include a description of the UDRs that may be granted in tandem with a grant of restricted unit.

        RESPONSE:    We have revised the Registration Statement accordingly. Please see page 136.

Application for Confidential Treatment

  COMMENT:

1.
We note your response to our prior comment no. 1, and we do not agree with your analysis. Given that the contract is deemed material under Item 404 of Regulation S-K, we believe that the contract should be filed. Please file an unredacted version of Exhibit 10.4.

        RESPONSE:    We have filed an unredacted version of Exhibit 10.4 as an exhibit to Amendment No. 3.

  COMMENT:

2.
We note your response to our prior comment no. 2. Please affirmatively state, if true, that Chesapeake Energy Marketing Inc., Chesapeake Energy Corporation and Range Resources Corporation are not affiliates of Hiland Holdings or any of its members.

RESPONSE:    Chesapeake Energy Marketing Inc., Chesapeake Energy Corporation and Range Resources Corporation are not affiliates of Hiland Holdings or any of its members.

        If you have any questions or comments concerning these responses, please call the undersigned at (713) 758-3613, or in his absence, Stephen Gill at (713) 758-4458.

Very truly yours,
/s/ Douglas E. McWilliams